Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following are (1) an update from Towers Watson & Co. (“Towers Watson”) regarding the integration planning in connection with the proposed merger of Towers Watson and Willis Group Holdings plc (the “Merger”) and (2) a list of responses to frequently asked questions regarding the Merger, in each case, distributed to employees of Towers Watson on July 30, 2015.

(1) Integration Update

July 2015 |	Questions? Send a note to the Internal Communication and Change Management mailbox.

What’s Been Happening Since the Announcement?

Since announcing our intended merger with the Willis Group, we’ve started integration planning. I’ve met with a number of Towers Watson and Willis leaders, including John Haley and Dominic Casserley, over the last several weeks. Together, we’ve confirmed that Bain & Company will act as our outside integration partner. Bain has an outstanding track record of helping global organizations like ours successfully navigate complex mergers like this one. We’re confident they are the right match for our needs and will look to leverage our Towers Watson expertise to support our integration efforts as well.

Earlier this week, the named Willis Towers Watson Operating Committee got together for two days to discuss the mission, vision, values and cultural considerations of the new organization. In addition, we’ve been formalizing the structure of our central integration office, outlining our near-term priorities and determining the teams we’ll need to deliver the best outcomes for Willis Towers Watson.

We want to thank you for the questions and feedback you’ve shared via local town halls and the Internal Communication and Change Management mailbox. At this stage, it’s still too early to be working together with the Willis Group – we must adhere to the protocols and guidelines we have outlined and operate as distinct entities. For us, it has to be ‘business as usual’. It is also too early to provide information about roles and jobs, brand, culture, rewards and how we’ll work going forward – though we’re committed to answering questions as soon as we can. To stay connected with you, we’ll continue sending these Integration Updates over the coming months. Also, be sure to take a look at the FAQs [link], where we do our best to address what’s on your mind.	For more information… • FAQs [Link to come] • Vantage announcement • Merger external website

Thanks for all you continue to do to deliver great work and position us for a promising future as Willis Towers Watson. We look forward to providing additional updates as our integration planning progresses.

Best,

Gene

Copyright © 2015 Towers Watson. All rights reserved.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084.

Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission. Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other materials when they are filed with the Commission.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 15, 2014, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus when it is filed with the Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

(2) Frequently Asked Questions:

Towers Watson

Frequently Asked Questions • Last updated July 29, 2015

Rationale | The Proposed Transaction | Organizational Structure | The Willis Towers Watson Brand

Client Communication | Implications | Timing and Process

1.	Rationale

a.	What is the rationale for the proposed merger?

The proposed merger brings together two highly compatible companies to create value for our clients, associates and shareholders. Towers Watson and Willis have complementary strategic priorities, products and service offerings, geographical footprints and values.

Together, we will create a company with $8.2bn in revenues, 39,000 employees and a pro forma market capitalization of approximately $18bn. The combination enables us to better serve current and future clients. It provides growth opportunities for our people by creating an integrated global platform with offerings across advisory, broking, special capabilities and solutions spectrums. By offering a broader array of services to a larger global client base, we expect to accelerate profitable growth and realize significant cost efficiencies. Leveraging our respective world-class brands, Willis Towers Watson will be strongly positioned to drive revenue and earnings growth.

b.	Can you tell us a little bit about Willis?

Willis is one of the world’s leading risk advisory, re/insurance broking, and human capital and benefits firms. Over 187 years, Willis has offered its clients superior expertise, teamwork, innovation, market-leading products and professional services in risk management and transfer. Its experts rank among the world’s leading authorities on analytics, modeling and mitigation strategies at the intersection of global commerce and extreme events. Headquartered in London and New York, and domiciled in Ireland, Willis is a firm of 19,000+ colleagues across more than 120 countries (rising to 22,000+ following the proposed close of the Gras Savoye transaction). For more information, visit http://www.willis.com/About_Willis/.

c.	There have been many questions about why Towers Watson is merging with an advisory and brokerage firm after recently selling its reinsurance business. What can you tell us?

Both Towers Watson and Willis have long histories in the brokerage industry. In 2013, Towers Watson sold our reinsurance brokerage business to the Jardine Lloyd Thompson Group plc because we found it increasingly difficult to effectively compete against larger players in the industry, including Willis Re. It would have required significant investment in order to reach competitive levels, and at the time, Towers Watson was focused on different growth priorities. Both then and now, we recognize the synergies that being in this business offers, and look forward to the opportunity to work together with Willis colleagues to achieve shared goals as Willis Towers Watson.

2.	The Proposed Transaction

a.	What are the main points of the proposed transaction?

Towers Watson and Willis intend to engage in a true merger of equals, as demonstrated by shareholder ownership of the combined entity, as well as the agreed governance and organizational structure.

b.	Though we are engaging in a merger of equals, Willis is expected to hold a slight majority, with approximately 50.1% of the company compared to Towers Watson’s approximately 49.9%, each on a fully diluted basis. How was this determined, and what does this mean for the new organization?

Towers Watson and Willis intend to engage in a true merger of equals, as demonstrated by shareholder ownership of the combined entity, as well as the agreed governance and organizational structure.

The approximately 50.1% and 49.9% ownership breakdowns were calculated based on stock price, on a fully diluted basis. The merger provides Towers Watson shareholders with the opportunity to convert each Towers Watson share into one post-reverse split Willis share, along with a one-time cash dividend of $4.87 per Towers Watson share.

Subject to Willis shareholder approval, Willis will implement at the time of the merger a 2.6490:1 reverse stock split, so that each one Willis share will be converted into 0.3775 shares of the combined company.

On a fully diluted shares basis, Willis shareholders are expected to own approximately 50.1% and Towers Watson shareholders are expected to own approximately 49.9% of the combined company post-closing.

Towers Watson

Frequently Asked Questions • Last updated July 29, 2015

c.	Are we permitted to buy or sell Willis stock before the transaction is complete? May I advise a friend to invest in Towers Watson or Willis stock?

You should neither buy nor sell shares of Willis stock until further notice. Associates should refrain from advising family, friends and other colleagues about these investments. Please contact Neil Falis if you have any further questions.

d.	There have been many questions about the calculated value of Towers Watson’s stock price and how it was determined. What can you tell us?

The process to determine stock price began in April 2015, and leaders decided to set the exchange ratio during May 2015. At the end of May, a 60-day moving average of both Towers Watson’s and Willis’ market caps was determined and then adjusted for the one-time cash dividend that will be paid to Towers Watson’s shareholders in the amount of $4.87 per Towers Watson share. This deal was struck on a market value basis, and it also is how the approximately 50.1%/49.9% ownership split was determined.

e.	After the announcement, the value of Towers Watson’s stock dipped. Was this expected?

There was some movement in both Towers Watson’s and Willis’s stock following the announcement of the intended merger. It is common for stock prices to change with the news of an announcement such as this. Furthermore, while stock price is important, we are more focused on the long-term, strategic opportunities to create value for our clients, associates and shareholders as a combined organization.

f.	Revenue opportunities are an important component of the value story in the merger. What do these look like?

We anticipate the estimated annual revenue opportunities by year three to be $375 - $675 million. These opportunities come from three key areas: leveraging Willis’ middle market relationships for exchange solutions, leveraging Towers Watson’s large market relationships for P&C brokerage and expanding our global health and group benefits business across a broader distribution network.

g.	The merger announcement said that Willis Towers Watson will realize about $100-125M in cost efficiencies. What does that look like?

Potential cost synergies are expected to come primarily from combined management teams, corporate functions, and general and administrative expenses. These synergies are in addition to existing efficiency efforts underway at both Towers Watson and Willis. Implementing decisions involving synergies, investments and other commitments will start immediately after the closing of the proposed combination, with most anticipated to be completed over the subsequent three years.

h.	What are the tax implications for Towers Watson shareholders?

We understand that many of you have questions and are working to share detailed information as soon as practical. Once these details are available, we encourage shareholders to consult their personal tax advisors.

i.	Is the deal subject to shareholder approval?

Yes, the transaction requires the approval of both Towers Watson’s and Willis’ shareholders. We are comfortable with the value creation proposition of this transaction, and look forward to submitting it for that vote.

j.	Are there any external risks to completing the transaction?

As in any proposed transaction like this one, the main elements that affect the closing of the merger are shareholder approvals, the satisfaction of customary closing conditions and regulatory review and approvals.

Towers Watson

Frequently Asked Questions • Last updated July 29, 2015

k.	What happens if the combination doesn’t go through?

We expect that the combination will go through as planned, subject to obtaining all required regulatory and shareholder approvals. Unless and until the deal is closed, Towers Watson and Willis will continue to operate separately and independently.

3.	Organizational Structure

a.	How will the geography-business matrix work in the new organization?

Decision-making, reporting lines and individual structures for Willis Towers Watson’s geographies and business segments have not yet been finalized. The leaders of both companies and the integration office will consider these issues throughout the integration planning period during the coming months.

b.	How were the business segments and geographies chosen for Willis Towers Watson?

The organizational structure for Willis Towers Watson was designed by leaders from both companies. They wanted to structure the new company in a way that would resonate well with both our external and internal constituencies. They aimed to create a streamlined, straightforward and efficient structure that would be easy to communicate, reflect how Willis Towers Watson will operate and facilitate understanding of our various businesses.

c.	In some areas of Towers Watson, we have a sharp industry focus. Will this be in the case in the new organization?

Like Towers Watson, Willis has an industry focus because organizations expect industry expertise in responding to risk issues. The proposed organization’s matrix was designed as geography-business, but it is expected that leaders of Willis Towers Watson will incorporate industry knowledge and elements into strategy and business planning.

d.	Some leaders for the new organization already have been announced. What will be the process for choosing and announcing the next levels of leadership?

As a step in outlining the organizational design, the proposed Operating Committee will define the leadership positions to be filled during the integration planning process. All selections and appointments (including those already announced) will take effect only after the merger closes.

e.	What will a client development/sales function look like in the new organization?

Account leadership and sales is one of the company-wide matters that Willis Towers Watson’s new leaders will address. A great deal of work is being planned to ensure that we will continue to serve our clients without disruption when we become one organization. Given our client-first focus in both organizations, you can be assured that client management will be a top priority.

While we will decide the place of client development/sales in the new organization prior to close, detailed client-level planning can only occur after close because we are legally restricted from sharing client information. Towers Watson and Willis must continue to operate as separate, independent companies until we close.

Towers Watson

Frequently Asked Questions • Last updated July 29, 2015

4.	The Willis Towers Watson Brand

a.	Can you share any information on how the new name was developed?

In choosing a name, we wanted to reflect both companies’ rich heritage and brand capital. Additionally, we wanted to make it easy for our clients, markets and communities to recognize Willis Towers Watson.

b.	Can you tell us anything about what the new Willis Towers Watson brand will be?

As announced, the new company will be called Willis Towers Watson. The integration office will work to provide more visibility on what Willis Towers Watson’s brand stands for, the company’s public positioning and its “look and feel” as quickly as reasonably possible.

c.	Will our core values change?

Values remain a vital part of how we approach and conduct business. Both companies have similar values and, in early stages of integration planning, proposed Willis Towers Watson leaders will discuss values for the new organization.

5.	Client Communication

a.	What can I tell my clients about the proposed merger? Is there standard language I should use?

All Towers Watson and Willis associates have been given access to a client communication toolkit, which includes standard talking points and an email template. Please consult with your leader or manager before communicating with clients about the proposed merger. We will continue to provide updated talking points and correspondence templates.

b.	How can we assure our clients that our focus and dedication will not change during the integration planning process?

Towers Watson and Willis are creating teams to work on integration planning, in order to ensure that client-facing consultants maintain focus on their clients. The account directors, consultants and other associates assigned to each client will be key points of contact to address any issues or questions. Their primary responsibility will be to ensure that clients continue to receive the service they have come to expect.

c.	How will we handle clients who currently work with both Towers Watson and Willis?

For now, we must continue to operate a separate companies and handle our clients accordingly. More information will be shared prior to close.

d.	In the new organization, will we focus on providing service of solutions (beyond Exchanges) for clients at the mid-market level?

Over the coming months, leaders will work together to determine business strategy for the new organization. Many products and solutions from both Towers Watson and Willis have offerings that are attractive to mid-market clients and prospects.

e.	I’m working on a new business proposal, and have been asked to note if there are any planned changes to Towers Watson’s ownership structure. What should I say?

Generally speaking, you should continue to develop proposals as you would have done prior to the announcement of our intention to combine. Similarly, our clients and prospects should continue with their selection process as they would have done prior to the announcement.

However, if you receive specific requests to address potential changes in organizational structure or governance, you may use the following text. Please note that this wording has received appropriate clearance by Legal and must not be altered in any way.

Towers Watson

Frequently Asked Questions • Last updated July 29, 2015

On June 30, 2015, Towers Watson and Willis Group announced that their respective Boards of Directors have unanimously approved an agreement under which the companies would combine in a merger of equals. The combined company would be named Willis Towers Watson. The transaction is subject to various customary closing conditions, including regulatory and shareholder approvals.

We do not believe the merger announcement will have an effect on Towers Watson’s proposal or our ability to deliver services to our clients. Please note that unless and until the transaction is closed, Towers Watson and Willis will continue to operate as independent companies.

f.	Will our clients’ terms and conditions change?

For the time being, the terms and conditions will remain as specified in our contracts with our clients; this includes any master agreements that are currently in place. Once the transaction is closed, we will be able to identify and communicate any relevant contracting changes. Our main focus and concern at this time is ensuring that support for our clients is as focused as ever, and that any changes that need to be made after the closing will be as transparent and seamless as possible.

g.	When can clients of one company meet leaders from the other company? Can account managers set this up for their clients?

We cannot set those meetings up for clients, nor be in attendance if they arrange to meet with Willis on their own. We would be happy to schedule a meeting with the right parties for any of our clients once the transaction has closed. In the meantime, if our clients would like to meet with Willis leaders or employees, they are, of course, welcome to set up any independent meetings which are relevant for their business, though Towers Watson associates should not invite them to do so.

h.	One of my oldest friends works at Willis, and she has asked if we can get together for lunch to discuss opportunities for our local market under the new Willis Towers Watson. May I accept the invitation?

Yes, provided that you do not discuss confidential or competitive information, including clients, rates and pricing, work plans, contracts or bids for business before the deal closes. The two companies must continue to compete until the merger closes, and both companies remain subject to competition and antitrust laws. It is quite possible that you will find yourself in a social situation with an employee from the other company in which the conversation turns toward a prohibited topic; if this occurs, you should immediately acknowledge it, stop discussing the subject and move the conversation to a permitted topic. If you believe a social meeting will put you in an awkward position in which you will have to end a conversation, then consider whether you should avoid the situation all together.

i.	Some of our clients may have concerns about the proposed merger, and our competitors are trying to encourage these concerns for their own advantage. What can we tell our clients?

Until the transaction closes, we will continue to operate as two separate companies and there will be no changes to the way we do business. As always, we will continue to work with our clients to define the levels and types of support that are most relevant to each engagement. Once the deal has closed, we can sit down with clients and discuss any changes that they would – and would not – like to see in their service. Our main focus and concern at this time is ensuring that support for our clients is as focused as ever, and that any changes that need to be made after the closing will be as transparent and seamless as possible.

Towers Watson

Frequently Asked Questions • Last updated July 29, 2015

6.	Implications

a.	Will there be any changes to the FY15 performance and pay cycle?

Until the transaction is closed, we must continue to operate as separate and independent companies, so we will proceed with our respective processes and activities. Any activities that accompany the end of the fiscal year, including bonus determination, will continue as planned.

b.	How will the proposed merger impact Continuous Improvement efforts?

Since Towers Watson and Willis are conducting “business as usual” and continuing to operate as independent companies, all associates should continue with their current work unless otherwise notified.

It’s critical we maintain discipline around expense management. Towers Watson’s leaders are actively reviewing the company’s various investments and initiatives, and decisions about continuation or cessation will be determined and communicated at the appropriate level. Should you have any questions about your projects, please talk with your manager.

c.	What is the plan for office space in the new organization? Will we consolidate? Are current plans for any office changes being put on hold?

As part of the integration planning process, we will examine real estate and office locations. It is too early to determine how offices will be configured in the new organization.

d.	What will the new organization’s fiscal year be? Will we have a “stub” year during the transition?

Currently, Towers Watson’s fiscal year begins on July 1, while Willis’s starts on January 1. Until the merger’s closing date is confirmed, both companies will conduct their usual operational cycles, including pay and performance processes. We anticipate that one or both companies will need to run a partial, or “stub,” fiscal year to align the operating calendars in the new organization. The details on how the stub year will affect such processes as performance reviews and bonus will be communicated when determined and finalized.

e.	What operating system and processes will the new organization use?

As part of the integration planning process, we will examine various operating systems to determine which one will be the best fit for Willis Towers Watson. It is too early to determine which system and processes will be used in the new organization.

f.	How will the merger affect our records management, quality assurance and contingency planning policies?

Each of these policies and processes will be re-evaluated for Willis Towers Watson and determined after close. Until new information is communicated, you should continue to follow existing protocols.

g.	How will the merger affect our current IT infrastructure, software strategy, tools and systems?

Currently, no decisions have been made on the IT infrastructure or software strategy for Willis Towers Watson. The integration team will design and, after the merger closes, implement Willis Towers Watson’s future IT infrastructure policies, standards and processes. However, until we close the deal, we continue to operate as independent companies. As such, we are not able to begin integration work on client-related software and systems at this stage.

h.	What will the new organization’s Total Rewards philosophy entail?

We continue to receive numerous questions about how the merger will affect rewards (benefits, compensation, pension plans, recognition programs, severance, etc.), performance expectations (goals, calendars, etc.), learning and development opportunities (tuition reimbursement, study programs, etc.) and workplace environment (culture, diversity and inclusion, flexible or remote working, dress code, etc.). As part of the integration planning, we will examine the existing programs of both companies and design new programs to meet Willis Towers Watson’s needs. More information will be communicated as soon as it is available. While we may determine the overarching philosophy and direction for rewards and performance over the coming months, the new programs and policies for the combined company will not take effect until after the merger closes.

Towers Watson

Frequently Asked Questions • Last updated July 29, 2015

i.	I’m in the process of interviewing candidates for a role, and one of them happens to be a current Willis employee. How should I proceed?

Consistent with previous guidance, hiring should continue as usual until further notice. Until the deal closes, we must operate as independent companies. However, please check with the legal department before interviewing any Willis employees.

j.	I worked at Willis before I joined Towers Watson, and I still have confidentiality and non-competition obligations to my former company. Now that the merger has been announced, am I free to solicit clients and employees from Willis?

No. Since we continue to compete, your confidentiality and non-competition obligations remain in effect. Any changes in these obligations will be communicated after the merger closes.

k.	Do we expect there to be complications with employees who have previously left one of the companies to move to the other?

There have been many good reasons to work for either Towers Watson or Willis in the past. It is our hope that we will be able to maintain and build on all of these strengths in the company that will be Willis Towers Watson.

Throughout the integration planning program, we will be working to establish a corporate culture that supports the Willis Towers Watson strategy. We know there will be individuals for whom this change will be challenging because they worked for the other company in the past or for other reasons.

We will do all we can to plan for and address these issues in order to smooth the cultural integration of our two companies. Once the transaction has been finalized, we will undertake activities to establish a common foundation in which employees from both organizations can thrive, including fostering strong interpersonal relationships among all of Willis Towers Watson’s people.

7.	Timing and Process

a.	How will the overall integration process be managed? When will it begin?

We’ve already begun the process of building out a clearly defined plan to ensure a successful integration. Our focus is on bringing together the two organizations in an effective way, in order to achieve the full benefits of the transaction and build the strongest possible combined company. Both companies have experience with a range of transactions and subsequent integration processes, so the combined management team brings considerable integration experience.

A joint integration team, led by Gene Wickes from Towers Watson and Dominic Casserley from Willis, is being established to lead this effort. This team will be tasked with driving all aspects of the integration planning process, including:

•	Developing the integration strategy

•	Setting up the integration program

•	Maintaining collaborative communication between Towers Watson and Willis

•	Integration planning

•	Post-closing implementation

We are committed to providing regular updates on this important work, and in the meantime, ask you to remain focused on maintaining our business momentum. Our first priority should be our clients and continuing to exceed their expectations.

b.	What third parties are supporting the integration effort?

We have recently selected Bain & Company as a third party to support our integration planning efforts. In the pre-announcement stages, Towers Watson received legal advice from Gibson, Dunn & Crutcher LLP, and financial advice from Bank of America Merrill Lynch. Willis received legal advice from Weil, Gotshal & Manges LLP and Matheson, and financial advice from Perella Weinberg Partners, LP.

Towers Watson

Frequently Asked Questions • Last updated July 29, 2015

c.	Can leaders reach out to their counterparts at Willis to start establishing a relationship?

Given the sensitivity surrounding the integration planning, rigorous protocols and guidelines must underpin all activities until the transition is complete. These protocols and guidelines include:

•	Both parties must continue to act as separate and independent companies until close

•	The companies and their personnel may not discuss or share competitive plans, contract negotiations, prices, rates, or bids for client business pre-close

•	You may not be assigned to work at the other company until after the combination is finalized

•	You may not direct or attempt to influence the actions of the other company’s personnel until after the combination is finalized

•	In addition, there may be no collaboration on any service- or client-related activity prior to the combination being finalized, including coordinating pricing/bidding strategies or policies, speaking to clients or prospects together, and exchanging sensitive information or intellectual capital

When you have any doubt about the permissibility of various activities, you should email the Internal Communication and Change Management mailbox, and/or discuss with our Legal Department.

d.	Please clarify the rules for communications between Towers Watson and Willis before the merger closes. For example, can we have social events with nearby offices to get to know each other?

Towers Watson and Willis recognize and respect that our people may have existing relationships with individuals from each other’s organizations, and encourage you to maintain those as you normally would – remembering that no confidential or competitively sensitive information about clients, rates and pricing, work plans, contracts or bids for business may be discussed before the deal closes.

To ensure we remain competitive and separate, offices should not hold joint events at this time. It’s important that we don’t create opportunities for employees to unintentionally share confidential information.

We must be careful not to directly or indirectly attempt to influence the actions of the other company’s personnel until after closing. We will inform you when these kinds of events are appropriate and encouraged.

e.	Especially since the press has been covering the announcement, why can’t we talk about it on social media?

The period between announcement and close is very important to the success of our merger. To help us comply with applicable SEC rules and other regulatory restrictions, we ask that all Towers Watson associates refrain from any social media postings about the transaction as they may otherwise have to include specific regulatory disclosure and be filed with the SEC.

A full social media campaign will be launched when the transaction closes, and we hope associates will engage at that time.

f.	What should I do if I am contacted by the media?

If you are contacted by the media with any inquiries, please forward them directly to Lisa Swatland. Please do not speak on behalf of Towers Watson without prior authorization or reach out on behalf of Towers Watson without first talking with Lisa.

g.	What is the plan to keep us informed during the integration process?

There are several communication vehicles that both companies will use throughout the merger to keep associates informed. For example, both organizations will continue to post integration planning updates on their company intranets.

Until the deal closes, these communication channels must remain separate. However, communication professionals from Towers Watson and Willis are working in tandem to ensure that associates at both companies are receiving similar information about Willis Towers Watson in the same timeframes. As always, our people may continue to send their specific questions about the merger to the Internal Communication and Change Management mailbox.

Towers Watson

Frequently Asked Questions • Last updated July 29, 2015

h.	Where should I direct questions, suggestions, ideas and feedback?

All comments and questions are welcome and encouraged. You can direct these to the Internal Communication and Change Management mailbox. We will actively respond to many questions you may have, subject to applicable legal restrictions; however, we do ask for your patience as we oversee all communications, events and activities associated with the announcement.

i.	Why have I not received a response to a question or comment that I sent to the mailbox?

Because we must follow very strict legal guidelines, we cannot respond to all questions immediately, and some we cannot respond to until after the merger closes. We are actively monitoring the feedback and working on our next round of Frequently Asked Questions, which will incorporate as many of your comments and queries as practical. We will plan to update these FAQs on a regular basis to address the questions we are receiving. The answer to this question is part of the first round of updates, and we will continue to add updates on a regular basis. We appreciate your continued questions and input, and will do our best to answer your questions in a timely manner and maintain open communication throughout this process, subject as always to applicable legal restrictions.

Towers Watson

Frequently Asked Questions • Last updated July 29, 2015

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084.

Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission. Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other materials when they are filed with the Commission.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 15, 2014, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus when it is filed with the Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.